Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

May 4, 2012

VIA EDGAR
Patrick Gilmore, Accounting Branch Chief Mail Stop 4561 Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed December 23, 2011
Form 8-K/A filed August 10, 2011
Form 8-K/A filed March 19, 2012
File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “VeriFone”, “we”, “our”, or “us”), and responds to your letter, dated April 2, 2012, transmitting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings. We appreciate the Staff’s extension of the time for our submission of our response.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of April 2, 2012. For your convenience, we have also included the text of each of your comments in bold text followed by the Company’s response.

The Company has requested confidential treatment to certain portions of this letter pursuant to 17 C.F.R. § 200.83. Such portions are denoted by “[***]” in this letter. An unredacted version of this letter has been submitted to the Division of Corporation Finance of the Commission.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Form 10-K for the Fiscal Year Ended October 31, 2011

General

1. Comment: You state on page 113 that you derive revenues from Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, we are aware of publicly-available information that certain Iranian entities, such as MTN Irancell, Etick Pars Intelligent Technologies Development, and Bank Pasargad, have proposed a near field communications (NFC) payment system that is designed to be compatible with a specific Gemalto NFC device. Similarly, we are aware that VeriFone and Hypercom payment terminals are operational in the network of the Armenian Card payment system in which Iran’s Mellat Bank, an entity designated as a Specially Designated National by the Treasury Department, participates. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information on contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, services, or support you have provided, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

We supplementally advise the Staff that although we acquired Gemalto S.A.’s (“Gemalto”) point-of-sales (POS) business through an asset acquisition in December 2010, we did not acquire any near field communications (NFC) products from Gemalto or any rights (distribution or otherwise) with respect to any such NFC products. We are aware through publicly-available information that Gemalto markets and sells certain devices designed to enable NFC capabilities, such as Gemalto’s Upteq N-Flex NFC device. We advise the Staff that we have no past, current or anticipated involvement with any Gemalto NFC products.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

To our knowledge, the Armenian Card (“ArCa”) payment system is a card payment system, similar to MasterCard or Visa, organized by the Armenian commercial banks and the Central Bank of Armenia. To the Company’s knowledge, Mellat Bank is an Iranian bank that may have been granted the right to issue ArCa cards by the ArCa card payment system. We note that ArCa has apparently suggested in an article available on the internet that VeriFone and Hypercom terminals are operational in the ArCa network. We do not have involvement in or control over the design of card payment systems such as ArCa, and we have no knowledge or record that our terminals are operational within ArCa. We supplementally advise the Staff that we have not directly, or to our knowledge indirectly, marketed, offered or sold any products to ArCa, nor have we had any contacts with that organization.

Our company and business policies and processes, including our formal export control compliance policy (the “Export Control Policy”), prohibit any direct or indirect offer, sale or distribution of any of our products, whether U.S.-origin or not, in the referenced countries. We supplementally advise the Staff that, in addition to direct sales, our products are sold through third party distributors and resellers. We take, and will continue to take, reasonable steps to prevent the resale or redistribution of our products in the referenced countries. However, because many of our products are portable and/or may be refurbished for resale by third parties, we do not necessarily have the ability to prevent all cases of potential transport of our products into the referenced countries. In order to deter the redistribution or resale of our U.S.-origin products and information into the referenced countries, among other things, as part of our Export Control Policy, our standard form contracts for our international resellers and distributors (referred to as “VIPs”) expressly provide in relevant part:

Compliance with Export Laws. VIP understands that the United States and other countries place restrictions on the exportation of the Products to certain countries and VIP agrees that it will not sell, license, or re-export Products in violation of such export control laws. Without limiting the generality of this Section 2(g), VIP hereby specifically acknowledges that the Products and Company’s Confidential Information supplied to VIP hereunder are subject to United States export controls, pursuant to the Export Administration Regulations, 15 C.F.R. Parts 768-799. In the exercise of its rights and the performance of its obligations hereunder, VIP shall comply strictly with all applicable provisions and requirements of the Export Administration Regulations with respect to the Products and Company’s Confidential

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Information, and VIP shall not export, re-export, transfer, divert or disclose any of the Products or Company’s Confidential Information, or any direct product thereof, directly or indirectly, to, or for use in, any Restricted Country, or to any national thereof, without the prior written authorization of Company and the United States Department of Commerce. “Restricted Country” shall mean and refer to any nation that is classified in country Group D-1 or country Group E from time to time by the United States Department of Commerce. Further, VIP hereby certifies that none of the Products or Company’s Confidential Information, and no direct product thereof, will be resold, sub-licensed or otherwise made available for use, directly or indirectly, in connection with the design, development, production, storage, handling or use of any nuclear, chemical or biological weapons or any ballistic missiles, without the prior authorization of the United States government. VIP further agrees not to violate any provisions of the U.S. Foreign Corrupt Practices Act of 1977 as amended, which generally prohibits the payment of monies or anything of value to government official(s) in order to obtain benefits from such government official(s) or their governments.

Our Export Control Policy also specifically prohibits the export and re-export of any of our hardware, software, services and technology to destinations subject to U.S. embargoes and sanctions, and mandates compliance with the applicable regulations of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Under our Export Control Policy, we may conduct activity that is expressly permitted under OFAC regulations. In this regard, we supplementally advise the Staff that in the normal course of protecting our intellectual property on a global basis, we have retained the services of counsel in Jordan with affiliate offices in Iran to contest and prevent unauthorized use of our intellectual property rights in Iran. The terms of the engagement and the scope of the services to be provided thereunder are designed to be within the licensed activities permitted under OFAC regulations. We have not paid any legal fees to date in connection with such engagement and do not expect such fees to be significant. We intend that any fees or other payments that may need to be made in connection with this matter will be within the licensed activities permitted under OFAC regulations.

Our Export Control Policy is applicable to all of our locations globally. It is accompanied by a statement of corporate commitment by our Chief Compliance Officer and posted on the front page of our sales and marketing internal web portal. This posting provides a general summary of the activities that are prohibited under OFAC regulations and is kept current with updates on applicable sanctions, embargoes and links to relevant OFAC web pages. Further, the requirements of the Policy are periodically reiterated to global sales, finance and product order administration personnel as part of periodic training. We utilize a third-party software service solution to screen for sanctioned and denied parties (which include specially designated nationals and blocked persons identified by OFAC) through our enterprise-wide resources planning (ERP) system as part of our order management processes. This solution automatically places a hold and alert within our ERP system on any submitted orders that raise a potential “red flag”. A dedicated export compliance manager trains order administration personnel, oversees the screening and reviews, and escalates any potential red flags.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

As part of regular internal audits that we conduct of our U.S. and international business, we may identify potential non-compliance with our Export Control Policy for further investigation. We supplementally advise the Staff that, in early 2012, in connection with a routine internal audit review, we discovered the following instances of unauthorized contacts and activities involving the referenced countries:

1.	[***]

[***]	Confidential Treatment Requested by VeriFone pursuant to 17 C.F.R. § 200.83.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

2.	[***] To our knowledge and based on our findings to date, these unauthorized activities did not involve any sale or provision of our U.S. produced or U.S.-origin products into Iran. [***]

[***]	Confidential Treatment Requested by VeriFone pursuant to 17 C.F.R. § 200.83.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

[***] We also conducted searches of our shipping and billing system for the fiscal years covered by the Staff’s comment letter (fiscal years ended October 31, 2011 and 2010) plus two additional fiscal years (fiscal years ended October 31, 2009 and 2008) through the current date and confirmed that there have been no recorded shipments, sales or invoicing to Iran directly by VeriFone or a VeriFone subsidiary. In addition, as a precaution, we have sent written notification to each of our distributors for the MEA region reiterating our requirement that all of our distributors must comply with relevant U.S. export control laws with respect to all of our products and services and advising them that we will insist on their certification of compliance on a regular basis. In the event that it comes to our attention that a distributor is not complying with these requirements, we will take appropriate action, including the potential termination of the distributor relationship for breach of our distribution contract as it reflects the terms of our Export Control Policy.

We believe that our Export Control Policy and internal audit procedures enabled us to identify these matters in order to implement remedial measures. These unauthorized activities were conducted through non-U.S. entities without the knowledge, facilitation or any involvement of any of our U.S. entities or U.S.-based persons. [***] In addition to the measures described above, we conducted a search of our system data for shipment activity from our fiscal year 2008 to date, and we have not identified any order activity, shipments, sales or invoicing activities by VeriFone or any of its subsidiaries to Iran, Syria, Cuba, Sudan or North Korea.

Based on our findings to date, and the remedial measures taken, we do not expect these unauthorized activities to be qualitatively or quantitatively material to our business, operations and financials. We intend to continue to monitor and enforce our Export Control Policies globally, and conduct regular formal training for our employees globally specifically covering export compliance matters.

Except as specifically noted above, we do not have any past, current or anticipated contacts with, and we have not provided any products, equipment, components, technology, software, information, services, or support, directly or to our knowledge indirectly, to the referenced countries (Cuba, Iran, Syria and Sudan), and do not have any direct, and to our knowledge indirect, agreements, arrangements, or other contacts with the governments of the referenced countries or entities controlled by those governments. We do not maintain any offices, facilities or bank accounts, nor employ any employees or agents, in any of the referenced countries.

[***]	Confidential Treatment Requested by VeriFone pursuant to 17 C.F.R. § 200.83.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 52

2. Comment: We note your disclosure on page 53 that you determine expected volatility for stock options based upon a blend of our peer group data, implied volatility of your options and historical volatility of your stock. Please describe and tell us what consideration was given to disclosing the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1.

Response:

In response to the Staff’s comment, we supplementally advise the Staff that in determining the expected volatility for stock options in our Form 10-K for the fiscal year ended October 31, 2011, we placed the following weights on each of the following categories:

•	historical volatility of our shares of common stock at 60%;

•	historical volatility of shares of comparable companies in our industry at 35%; and

•	implied volatility of our traded options at 5%.

In determining what categories to use and the weighting of those categories, our objective is to calculate an estimate of expected volatility that is reflective of the four year term of our stock options. We placed the greatest weighting on our historic volatility because we believe that in general, it is representative of our expected volatility. However, our stock price for the end of 2007 and most of 2008 was significantly impacted by our announcement on December 3, 2007 of a restatement of certain of our financial statements. Our restated financial statements were filed on August 19, 2008. Given that our historic volatility includes the volatility in this period, which we do not believe is representative of our expected volatility, we also used peer group data and implied volatility. We included peer group data in an effort to capture a broader view of the marketplace over the last four years. We included the implied volatility of our traded options to capture market expectations regarding our stock price. In determining the weighting between our peer group data and implied volatility, we accorded less weighting to our implied volatility because there is a relatively low volume of trades and the terms of the traded options are shorter than the expected term of our stock options.

We respectfully advise the Staff that we will include in our future filings a discussion of the basis for using a combination of these volatilities in determining the expected volatility of our stock options, including how we weight each of these categories.

Results of Operations

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Provision for Income Taxes, page 54

3. Comment: Tell us what consideration was given to providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us what consideration was given to disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

In response to the Staff’s comment, we supplementally advise the Staff that Singapore is the only foreign country that has a material impact on our effective tax rate. We discussed the impact of earnings in Singapore on our effective tax rate in the following sections of our Form 10-K for the fiscal year ended October 31, 2011: (a) on page 54 in our Management Discussion and Analysis we discussed the financial impact of our tax holiday in Singapore; and (b) in the income tax footnote in Note 9 of the Notes to the Financial Statements (pages 96-100) we discussed the financial impact of our tax holiday in Singapore, the foreign and domestic pretax income (loss) and the income tax expense (benefit) and the effect of foreign tax rates in the rate reconciliation table of our overall effective tax rate.

In addition, on pages 29 to 30 in our Risk Factors included in our Form 10-K we discussed the risk of changes in our effective tax rate due to, among other things, shifts in the mix of pretax profits and losses by tax jurisdiction and changes in tax laws or related interpretations in the jurisdictions in which we operate. Also on pages 29 to 30 in our Risk Factors, we noted the risk that certain government tax benefits that our principal subsidiary in Singapore has previously received may be terminated or reduced in the future, which could require us to pay increased taxes or refund certain tax benefits we received in the past.

We believe the combination of the above-described disclosures provide the material information that is necessary to understand the impact that the foreign effective tax rate had on our results of operations and how potential changes may materially impact our results of operations.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Item 8. Financial Statements and Supplemental Data

Note 1 – Principles of Consolidation and Summary of Significant Accounting Policies

Revenue Recognition, page 72

4. Comment: We note disclosure in Exhibit 99.1 of the Form 8-K/A filed on August 10, 2011 which describes Hypercom’s use of the percentage-of-completion method to record revenue associated with long-term contracts requiring substantial performance of customized software and hardware. In light of your acquisition of Hypercom, please tell us how you account for these contracts and how your current disclosures address these contracts.

Response:

We supplementally advise the Staff that prior to our acquisition of Hypercom, Hypercom divested its U.S., Spain and U.K. payment terminal businesses. With respect to the Hypercom business we acquired, we supplementally advise the Staff that the long-term contracts requiring substantial performance of customized software and hardware that we acquired from Hypercom has a total revenue value of approximately $0.1 million, which is not material to our business and results of operations. Substantially all of these acquired contracts had been accounted for by Hypercom on a completed contract basis and we continue to account for these acquired contracts on a completed contract basis. Our revenue policies as to the completed contract basis of accounting pursuant to ASC 605-35 are described on page 74 of our Form 10-K for the fiscal year ended October 31, 2011.

Note 13 – Commitments and Contingencies

Class Action and Derivative Lawsuits, page 108

5. Comment: We note in your disclosure on pages 109 through 110 with respect to several of your class action and derivative lawsuits that you have not recorded any liabilities as you are unable to estimate the potential liability. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Response:

Pursuant to ASC 450-20-50-3 through 50-5 and SAB Topic 5Y, we are required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss exists in excess of the accrued amounts. In determining appropriate disclosures, we evaluate the circumstances regarding outstanding and potential litigation on a quarterly basis to determine whether there is at least a reasonable possibility that a loss exists requiring accrual, and if so, whether an estimate of the possible loss or range of loss can be made or whether such an estimate cannot be made.

We supplementally advise the Staff that based on our assessment in accordance with the requirements of ASC 450 we did not believe there was a reasonable possibility that a material loss may have been incurred with respect to the securities class actions and derivative lawsuits disclosed on pages 109 through 110 of our Form 10-K for the fiscal year ended October 31, 2011. Our analysis considered, among other factors, the filings and rulings that have been made in these cases as well as the fact that these proceedings are in the early stages of litigation. The federal securities class action and the federal derivative action were both dismissed by the U.S. District Court in the early stages of litigation, prior to any discovery, and the related state derivative lawsuit and Tel Aviv, Israel class action proceedings have been stayed pending resolution of the federal actions. Further, the dismissal of the federal derivative action was affirmed on appeal. Thus, we believe our previous disclosures were appropriate.

We confirm that for future filings, if we determine that there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will either disclose an estimate (or as applicable, state that the estimate is immaterial in lieu of providing quantified amounts if immaterial to each of the balance sheet, income statement and statement of cash flows) of the additional loss or range of loss, or state that such an estimate cannot be made.

Form 8-K/A filed August 10, 2011

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes

6. Comment: We note your disclosure on the last page of the pro forma financial statements that the unaudited pro forma financial information has not been adjusted for merger costs because these costs will not have a continuing impact in excess of one year. To the extent that your expected

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

transaction costs were not reflected in the historical balance sheet, please tell us how this presentation complies Rule 11-02(b)(6) of Regulation S-X which indicates that balance sheet adjustments are not subject to the “continuing impact” notion. Also, tell us whether the historical statements of operations include any transaction expenses already incurred. If these costs have been included in the historical financial statements, explain why you have not included a pro forma adjustment to exclude these costs from your historical statements of operations. In this regard, we note that these expenses are non-recurring and are directly attributable to the transaction.

Response:

We acknowledge that Rule 11-02(b)(6) of Regulation S-X provides that pro forma adjustments related to the pro forma balance sheet shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.

We supplementally advise the Staff that at the time we filed the pro forma financial statements pursuant to Item 9.01(b) of Form 8-K, which was four business days following the close of our acquisition of Hypercom, we had limited documentation and information that would factually support the transaction costs attributable to the transaction. We note there is approximately $15.1 million of expenses, net of tax, that could have been included as supportable estimated transaction costs of the Hypercom transaction and included as an adjustment to our pro forma balance sheet, but which were not. We further note that the historic statements of operations in our pro forma presentation included transaction costs attributable to the Hypercom transaction of approximately $0.9 million, net of tax, for the fiscal year period presented and approximately $6.8 million, net of tax, for the interim period presented, and that no pro forma adjustment was made for these amounts. We acknowledge that these costs are nonrecurring and directly attributable to the Hypercom transaction.

We respectfully submit that such amounts are not material in light of the size of the transaction and the two companies. The transaction costs omitted from the pro forma balance sheet represent approximately 1.7% of total liabilities and approximately 1.7% of total equity, the transaction costs included in the pro forma full year statement of operations represent less than 0.3% of total operating expense, and the transaction costs included in the interim period pro forma statement of operations represent approximately 3.6% of total operating expense, in each case on a pro forma combined basis. In addition, such amounts have been

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

reflected in both companies’ actual results prior to and following completion of the Hypercom transaction. Such amounts have also since been included in the transaction expenses disclosed as part of the pro forma financial information in our Form 8-K/A filed March 19, 2012 in connection with our completion of the acquisition of Electronic Transaction Group Nordic Holding AB (a Swedish company operating the Point International business).

Form 8-K/A filed March 19, 2012

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes

Unaudited Pro Forma Condensed Combined Balance Sheet as of October 31, 2011

7. Comment: We note your disclosure on the last page of the pro forma financial statements that the unaudited pro forma financial information has not been adjusted for merger costs because these costs will not have a continuing impact in excess of one year. To the extent that your expected transaction costs were not reflected in the historical balance sheet, please tell us how this presentation complies Rule 11-02(b)(6) of Regulation S-X which indicates that balance sheet adjustments are not subject to the “continuing impact” notion. Additionally, clarify your statement indicating that the merger costs are not “readily predictable” given that the transaction closed.

Response:

We confirm that for purposes of the pro forma balance sheet, our pro forma adjustments were determined in accordance with Rule 11-02(b)(6) and that all transaction costs attributable to the transactions and factually supportable were reflected in the historical balance sheet included in our pro forma presentation. With respect to the paragraph on the last page of our pro forma disclosures referred to in the Staff’s comment, we further clarify that there were no additional transaction costs for the Hypercom and Point transactions other than those amounts included in the pro forma financial information presented.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended October 31, 2011

8. Comment: We note that your pro forma condensed combined statement of operations for the year ended October 31, 2011 includes the

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

results of Point for the twelve months ended September 30, 2011 and the results of Hypercom for the nine months ended June 30, 2011 and the four days ended August 4, 2011. Given that both Point and Hypercom have December 31 fiscal year ends, please explain to us how you derived the historical financial statements. As part of your response, tell us what consideration you gave to disclosing how these periods were derived in accordance with Rule 11-02(c)(3) of Regulation S-X.

Response:

We supplementally advise the Staff that due to the different fiscal period ends, the pro forma condensed combined statement of operations for the year ended October 31, 2011 was derived by bringing the presented results for Point and Hypercom to within 93 days of our fiscal year end in accordance with Rule 11-02(c)(3). In particular, the historical results of VeriFone, Point and Hypercom were combined as follows:

1)	The historical results of VeriFone were its results of operations for its fiscal year ended October 31, 2011. Hypercom’s results of operations are included in VeriFone’s historical results for this period beginning on August 5, 2011, following the closing of the Hypercom acquisition on August 4, 2011.

2)	The historical results of Point (which has a December 31 fiscal year end) for the twelve months ended September 30, 2011 were derived by taking Point’s historical results of operations for the year ended December 31, 2010, subtracting Point’s historical results of operations for the nine months ended September 30, 2010 and adding Point’s historical results of operations for the nine months ended September 30, 2011.

3)	The historical results of Hypercom (which has a December 31 fiscal year end) for the nine months ended June 30, 2011 were derived by taking Hypercom’s historical results of operations for the year ended December 31, 2010, subtracting Hypercom’s historical results of operations for the nine months ended September 30, 2010 and adding Hypercom’s historical results of operations for the six months ended June 30, 2011.

We supplementally advise the Staff that we included the historical results of Hypercom for the four days ended August 4, 2011 in the unaudited pro forma condensed combined statement of operations for the year ended October 31, 2011 in order to ensure that the length of the period of historical results presented for Hypercom (i.e., the nine months ended June 30, 2011 plus the three month period between August 1, 2011 and October 31, 2011) is identical to the length of the full year historical results presented for VeriFone.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

We confirm to the Staff that we will provide more detailed disclosures, similar to the level of detail in this response to the Staff’s comment, in future filings where Rule 11-02(c)(3) applies.

9. Comment: We note that your pro forma condensed combined statement of operations for the year ended October 31, 2011 includes the results of Hypercom for the nine months ended June 30, 2011 and the four days ended August 4, 2011. Given that the July 2011 results of operations for Hypercom were excluded from the pro forma financial statements, please tell us what consideration was given to disclosing the revenue and income for that period. Refer to Rule 11-02(c)(3) of Regulation S-X.

Response:

As described in our response to the Staff’s comment 8 above, the historical results of Hypercom for the nine months ended June 30, 2011 were derived in accordance with Rule 11-02(c)(3) by taking Hypercom’s historical results of operations for the year ended December 31, 2010, subtracting Hypercom’s historical results of operations for the nine months ended September 30, 2010 and adding Hypercom’s historical results of operations for the six months ended June 30, 2011. This derivation brought the Hypercom results to within 93 days of our fiscal year end. Hypercom’s results after June 30, 2011 were not required for purposes of combining the historical results of operations under Rule 11-02(c)(3) given that the transaction closed on August 4, 2011 and, therefore, the July 2011 period is not considered an excluded period under Rule 11-02(c)(3) for which additional quantitative or narrative disclosure is meaningful or may otherwise be needed for our pro forma presentation.

As noted in our response to the Staff’s comment 8 above, we separately included the historical results of Hypercom for the four days ended August 4, 2011 in the pro forma condensed combined statement of operations for the year ended October 31, 2011 in order that the length of the period of historical results presented for Hypercom is identical to that of the full year historical results presented for VeriFone. These results were included solely for purposes of Rule 11-02(c)(2) of Regulation S-X.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

10. Comment: We note pro forma adjustment (P). Please explain to us why you believe that it is appropriate to eliminate the impact of the inventory and deferred revenue adjustments. Specifically, explain to us why you believe both of these adjustments have met each of the criteria in Rule 11-02(b)(6) of Regulation S-X.

Response:

In accordance with the acquisition method of accounting, assets acquired and liabilities assumed by us as a result of the Hypercom merger were recognized by us at fair value.

We believe it is appropriate to eliminate the impact of the inventory and deferred revenue fair value adjustments because these adjustments, as more fully described below, give effect to events that are directly attributable to the merger, not expected to have a continuing impact on the Company and factually supportable.

Under the acquisition method of accounting we determined the fair value of the inventory acquired in the Hypercom merger by estimating the selling price of such inventory less a normal profit margin. We determined that the acquired inventory that was factored into our cost of goods sold during VeriFone’s fourth quarter of fiscal 2011 (and which reflected amounts that were higher than actual costs) was not reflective of continuing operating results. Substantially all of the acquired inventory was sold during the six months following the merger.

Under the acquisition method of accounting we determined the fair value of the deferred revenue acquired in the Hypercom merger by estimating the costs relating to fulfilling the underlying obligations plus a normal profit margin. Due to the application of such accounting rules, during VeriFone’s fourth quarter of fiscal 2011 we did not recognize certain revenue that would have otherwise been recorded by the merged businesses as independent entities; we determined that these adjustments were not reflective of continuing operating results.

11. Comment: Please tell us whether the historical statements of operations include any transaction expenses already incurred. If these costs have been included in the historical financial statements, please tell us why you have not included a pro forma adjustment to exclude these costs from your historical statements of operations. In this regard, we note that these expenses are non-recurring and are directly attributable to the transaction.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

Response:

We supplementally advise the Staff that the historic statements of operations included approximately $16 million of transaction expenses that were already incurred. We included a pro forma adjustment to exclude these transaction costs from our pro forma presentation. This is described in footnote (R) of our Form 8-K/A filed March 19, 2012.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(1) Basis of Presentation

Point Acquisition

12. Comment: We note that the historical balance sheet and statement of operations of Point were prepared in accordance with European International Financial Reporting Standards as endorsed by the European Accounting Regulatory Committee and that for purposes of presenting the unaudited pro forma financial information, the financial statements have been “reclassified to conform with U.S. GAAP short term and long term presentation.” Please explain to us what you mean by this statement and confirm whether the pro forma historical information was presented in accordance with U.S. GAAP. If the historical financial information was not presented in accordance with U.S. GAAP please revise.

Response:

The pro forma historical information was presented in accordance with U.S. GAAP. The statement referred to in the Staff’s comment was intended to explain that the pro forma historical information was presented in accordance with U.S. GAAP, including reclassifications necessary to conform the historical balance sheet presentation with the U.S. GAAP requirement of presenting short term and long term balances as further described in our filing. We advise the Staff that these adjustments did not have any impact on net income.

Patrick Gilmore

Confidential Treatment Requested by

VeriFone pursuant to 17 C.F.R. § 200.83.

* * * * *

In responding to the Division’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone ((408) 232-7888), facsimile ((408) 232-7841) or e-mail (robert_dykes@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Robert Dykes

Robert Dykes, EVP and Chief Financial Officer

VeriFone Systems, Inc.

cc:	Jaime John, Staff Accountant

Christine Davis, Assistant Chief Accountant

(Securities and Exchange Commission)

Douglas G. Bergeron, Chief Executive Officer

Albert Liu, EVP, Corporate Development & General Counsel

(VeriFone Systems, Inc.)

Jeff Lang

Ronald J. Schirle

(Ernst & Young LLP)

Scott D. Miller

Sarah P. Payne

(Sullivan & Cromwell LLP)